Krispy Kreme, Inc.

2116 Hawkins Street

Charlotte, North Carolina 28203

June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Stephen Kim

Adam Phippen

Charlie Guidry

Lilyanna Peyser

Katherine Bagley

Re:    Krispy Kreme, Inc.

Registration Statement on Form S-1 (File No. 333- 256664)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-256664) (as amended, the “Registration Statement”), of Krispy Kreme, Inc. (the “Company”), relating to the registration of the Company’s common stock, $0.01 par value per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 P.M. (Eastern time) on Wednesday, June 30, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259 to confirm the effectiveness of the Registration Statement.

Very truly yours,

Krispy Kreme, Inc.

By:	/s/ Michael Tattersfield
	Name:	Michael Tattersfield
	Title:	Chief Executive Officer (Principal Executive Officer)

[Signature Page to Company Acceleration Request]